EXHIBIT 99.1

           PATRIOT TRANSPORTATION HOLDING, INC./NEWS
Contact: John E. Anderson
         Chief Executive Officer         904/396-5733, Ext. 101



PATRIOT TRANSPORTATION HOLDING, INC. ANNOUNCES RESULTS FOR THE FIRST QUARTER OF FISCAL YEAR 2008.

Jacksonville, Florida; February 5, 2008 - Patriot Transportation Holding, Inc. (NASDAQ-PATR) reported a net loss of $139,000 or $0.05 per diluted share in the first quarter of fiscal 2008, a decrease of $2,299,000 compared to net income of $2,160,000 or $0.69 per diluted share in the same period
last year.   Net income for the first quarter of fiscal 2008 was adversely impacted by the accrual of retirement benefits of $1,460,000, net of income tax benefits, for the Company's President and CEO, whose retirement is effective February 6, 2008. The transportation segment was negatively impacted in the first quarter of fiscal 2008 from continuing adverse demand, fuel expense and operating disruptions for the flatbed trucking operations. The first quarter of fiscal 2007 benefited from gains on equipment sales and prior period insurance recoveries.

First Quarter Operating Results. For the first quarter of fiscal 2008, consolidated revenues were $39,200,000, an increase of $2,076,000 or 5.6% over the same quarter last year.

Transportation segment revenues were $32,919,000 in the first quarter of 2008 an increase of $1,195,000 over the same quarter last year. Excluding fuel surcharges, revenue per mile increased 2.7% over the same quarter last year. Decreased construction material freight demand and pricing softness from the downturn in housing pushed revenues down in the flatbed operation compared to the same quarter last year. Revenue miles in the current quarter were down 3.1% compared to the first quarter of 2007 from reduced loads in the flatbed portion of the transportation segment.

Real Estate segment revenues for the first quarter of fiscal 2008 were $6,281,000, an increase of $881,000 or 16.3% over the same quarter last year. Lease revenue from developed properties increased $507,000 or 13.3%, due to an increase in occupied square footage along with higher rental rates on new leases. Royalties and rent increased $374,000 or 23.3% despite reduced tons mined because of an increase of $311,000 in revenues from timber harvesting and increases in minimum rent requirements effective in August 2007 and October 2007 pursuant to terms contained in several mining leases.

Consolidated gross profit was $6,223,000 in the first quarter of fiscal 2008, a decrease of $1,236,000 or 16.6% compared to $7,459,000 in the same period last year. Gross profit in the transportation segment decreased $1,812,000 or 39.4% due to increased cost of operations along with decreased freight demand, resulting in reduced revenue miles and lower pricing in the flatbed portion. Average fuel cost per gallon in the first quarter of 2008 increased 31%.
This resulted in an increase in fuel cost of $280,000 in excess of the increase in fuel surcharge revenue in the flatbed portion. Insurance and losses increased due to $357,000 of prior period recoveries in the same quarter last year. Other expense increased $455,000 due to higher gains on equipment sales the same quarter last year along with an increase of $156,000 in vehicle tires and maintenance. Gross profit in the real estate segment increased $576,000 or 20.1% from the first quarter 2007, due to higher rental rates on new leases and $311,000 increased gross profit from timber sales.


                                 Continued

    1801 Art Museum Drive /  Jacksonville, Florida  32207 / (904) 396-5733

Selling, general and administrative expenses increased $2,329,000 over the same quarter last year. The current quarter includes $2,371,000 accrual of retirement benefits for the Company's President and Chief Executive Officer.

Summary and Outlook. The flatbed portion of the transportation segment continues to face severe industry over capacity and significant disruptions to profitability from poor freight demand, utilization disruption and pricing softness resulting from the housing downturn as well as high fuel expenses. This downturn is expected to continue to impact the operations of the flatbed portion of our transportation business throughout calendar 2008.

The Company's real estate development business has benefited from active inquiry from prospective tenants for its warehouse-office product and corresponding favorable occupancy rates. The Company also continues to explore opportunities for development of various properties. The Company expects to continue expanding its portfolio of warehouse-office products consistent with maintaining a watchful eye on national and regional economic health.

Investors are cautioned that any statements in this press release which relate to the future are, by their nature, subject to risks and uncertainties that could cause actual results and events to differ materially from those indicated in such forward-looking statements. These include general economic conditions; competitive factors; political, economic, regulatory and climatic conditions; driver availability and cost; the impact of future regulations regarding the transportation industry; freight demand for petroleum product and levels of construction activity in the Company's markets; fuel costs; risk insurance markets; demand for flexible warehouse/office facilities; ability to obtain zoning and entitlements necessary for property development; interest rates;
levels of mining activity; pricing; energy costs and technological changes. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

Patriot Transportation Holding, Inc. is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through two wholly owned subsidiaries. Florida Rock & Tank Lines, Inc. is a Southeastern transportation company concentrating in the hauling by motor carrier of liquid and dry bulk commodities.
SunBelt Transport, Inc. serves the flatbed portion of the trucking industry in the Southeastern states, hauling primarily construction materials. The Company's real estate group, comprised of FRP Development Corp. and Florida Rock Properties, Inc., acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation.
The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.


   	          PATRIOT TRANSPORTATION HOLDING, INC.
	Summary of Consolidated Revenues and Earnings (unaudited)
                 (In thousands except per share amounts)

                                                        Three Months
                                                           Ended
                                                        December 31
                                                      2007       2006
                                                      ----       ----

Revenues                                             $  39,200   37,124
Gross profit                                         $   6,223    7,459
(Loss) Income before income taxes                    $    (228)   3,542
Net (loss) income                                    $    (139)   2,160
(Loss) Earnings per common share:
       Basic                                         $   (0.05)    0.72
       Diluted                                       $   (0.05)    0.69
Weighted average common shares outstanding:
       Basic                                             3,042    2,997
       Diluted                                           3,042    3,109
                                Continued

                  PATRIOT TRANSPORTATION HOLDING, INC.
                   Condensed Balance Sheets (unaudited)
                         (Amounts in thousands)

                                           December 31      September 30
                                              2007              2007
                                           -----------      ------------

Cash and cash equivalents                  $   24,732        $    26,944
Accounts receivable, net                       10,250             10,983
Other current assets                            7,713              6,559
Property, plant and equipment, net            195,895            192,523
Investment in Brooksville Joint Venture         6,143              5,904
Other non-current assets                       10,908             10,617
                                           ----------        -----------
     Total Assets                          $  255,641        $   253,530
                                           ==========        ===========

Current liabilities                        $   23,258        $    20,228
Long-term debt (excluding current
   maturities)                                 79,192             80,172
Deferred income taxes                          15,846             15,274
Other non-current liabilities                   6,144              7,395
Shareholders' equity                          131,201            130,461
                                           ----------        -----------
     Total Liabilities and Shareholders'
        Equity                             $  255,641        $   253,530
                                            ==========        ===========


                    PATRIOT TRANSPORTATION HOLDING, INC.
                      Business Segments (unaudited)
                        (Amounts in thousands)

The Company has identified two business segments, Transportation and Real Estate, each of which is managed separately along product lines. All of the Company's operations are located in the Southeastern and Mid-Atlantic states. Operating results for the Company's business segments are as follows:

                                            Three Months
                                               Ended
                                             December 31
                                          2007        2006
                                          ----        ----
Transportation Revenues                $  32,919      31,724
Real Estate Revenues                       6,281       5,400
                                       ---------      ------
Total Revenues                         $  39,200      37,124
                                       =========      ======

Transportation Operating Profit              646       2,412
Real Estate Operating Profit               3,440       2,864
Corporate Expenses                        (3,250)       (875)
                                       ----------      ------
Total Operating Profit                 $     836        4,401
                                       ==========      ======